MANAGEMENT DISCUSSION & ANALYSIS
January 31, 2008
Date Prepared: March 6, 2008

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s unaudited financial statements and notes for the nine month period ended January 31, 2008 and its audited financial statements and notes for the year ended April 30, 2007.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived therefrom are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on Tier 1 of the TSX Venture Exchange and on the American Stock Exchange.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

»	Central Mineral Belt uranium projects (primarily Moran Lake).

»	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake properties.

HIGHLIGHTS

The Company’s efforts for the third quarter of fiscal 2008 and beyond focused on:

•	continuing an extensive and aggressive drilling program on its Central Mineral Belt uranium properties

•	continuing an exploration drilling program on Golden Promise Project.

•	strengthening its personnel through the hiring of a new president and a new general manager for its Lone Star Division

Central Mineral Belt Drilling Programs

In November, the Company completed its comprehensive, $8.5 million, 40,000-metre summer and fall exploration drilling program for the Central Mineral Belt (CMB) Uranium Project in Labrador that was designed to: increase the uranium resource contained in the Upper C Zone; delineate a uranium resource at the Lower C and B Zones; continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake; and test new uranium targets that were identified by geophysical and regional geological exploration programs.

The drilling campaign added a total of 400m of strike length (300m to the southwest and 100m to the northeast) to the uranium mineralization at the C Zone, which currently has a defined strike length of over 1.1 kilometers and remains open in both directions as well as down dip.

The Company also staked an additional 20 claims in the CMB. The claims that comprise the CMB Uranium Project now number over 3,000 and cover over 750 square km. The new claims are contiguous with the eastern property boundary and cover prospective felsic to intermediate volcanic rocks of the Sylvia Lake Formation.

A winter drilling program commenced in January 2008 and will run through to Spring thaw, expected in mid-March 2008. The planned 13,000 m program will include three active drills on the property, conducting Phase II drilling at the B Zone, Area 3, Area 1, and targets in the Armstrong area. The Company will also continue to define and expand the C Zone resource, which will include drilling between the C Zone and Area 1 in an effort to link the zones. Area 1, which has a defined strike length of 600 m, is located 1.5 km along strike to the southwest of the C Zone. Linking the two zones could potentially add 2 km strike length to the C Zone deposit. In addition, priority gravity and IP targets along the entire Armstrong - B Zone corridor will be tested for IOCG type mineralization at depth.

Successful Phase I drill programs at the B Zone, Area 3, Area 1 and Armstrong targets have demonstrated the potential to host multiple uranium deposits on the CMB Property. A combination of ground geophysical, geochemical, and geological mapping surveys carried out in 2007 have helped to better define each of these zones, as well as identify new areas of mineralization within them.

A complete report of the Company’s High Priority Targets and drilling results thus far can be downloaded from the Company’s website at www.crosshairexploration.com.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

Golden Promise Drilling Program

In January, the Company announced assay results from the final eight holes of its recently completed Phase III diamond drilling program at the Golden Promise Project. All eight holes, which tested the central and eastern portions of the Jaclyn Main Zone, intersected visible gold and successfully extended the zone by an additional 50 metres. The Jaclyn Main Zone comprises a system of gold-bearing, stylolitic quartz veins that now has a total defined strike length of 800 metres and remains open along strike. The system now has been tested to a vertical depth of 275 metres, where it also remains open. The zone exhibits many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

The Phase III program consisted of 3,926 metres of drilling in 23 holes, including 19 holes on the Jaclyn Main Zone and 4 holes on the Jaclyn North Zone and expanded the higher grade central and eastern portions of the Jaclyn Main Zone and firmed up resources in the near surface portion of the vein for incorporation into a 43-101 resource estimate planned for 2008. Visible gold was noted in 18 of the 23 holes. Complete assay results from the Phase III program along with current drill sections and maps are posted on the Company website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

Senior Personnel Changes

Paul Hosford, P.Eng. was appointed President and Chief Operating Officer, taking over the Company’s day to day operations from Mark J. Morabito, who will remain as CEO to focus on corporate growth strategies. Mr. Hosford has more than 24 years of international engineering experience in mine design, operations and project management and joins the Company from Barrick Gold Corp. where he was in a management role. Prior to Barrick, he spent twelve years with Hatch Vancouver as a senior level consultant on world class projects. He has extensive international mine planning, development and operational experience including, among other projects: the San Martin Project of Glamis Gold Corp in Honduras; the Bulghah Project of Saudi Company for Precious Metals in Saudi Arabia; CVRD's Salobo Project in Brazil; Northern Orion Resources' Agua Rica Project in Argentina; the Brewery Creek mine of Loki Gold Corp in the Yukon; and the Goldstrike Mine of Barrick Gold Corp in Nevada.

Sally Gillies, a geologist with over 13 years of international experience in mineral exploration, was appointed General Manager of the Company’s newly formed Lonestar Division. The Company’s CMB Property in Labrador has grown and advanced to the point where two divisions, dubbed the Northstar (or northern) and the Lonestar (southern) Divisions, are required, in order to explore and develop it efficiently. Since obtaining her Masters in Economic Geology from the University of Alabama in 1995, Ms. Gillies has worked as Senior Geologist for several different companies on projects around the world including Continental Minerals (Hunter Dickinson Group) in China; Bema Gold Corporation in Canada, USA, Venezuela, Chile and Russia; and Falconbridge Ltd. in Canada.

RESULTS OF OPERATIONS

The results of operations for the quarter were generally as expected. The two most significant components of the $2.8 million loss for the quarter were non-cash events: $1.3 million attributable to the fair value of stock-based compensation benefits recorded and $0.7 million attributable to the unrealized loss of marketable securities held. Together these two items represent more than 70% of the reported loss.

The number of personnel has increased significantly over the past two years to support the Company’s extensive property acquisition and exploration programs, and overall corporate development. Under the Company’s stock option plan, stock options vest over a two year period. The fair value of stock options granted is recognized as these options vest. Therefore, a similar charge occurred in the previous quarter and can be expected in future quarters over the next year.

The volatility of the stock markets that began last summer continued during this quarter, resulting in a further write-down of marketable securities on hand.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

SUMMARY OF QUARTERLY RESULTS

Description	3Q 2008	2Q 2008	1Q 2008	4Q 2007
Revenue Income (loss) for the quarter Income (loss) per share Mineral property expenditures	- (2,786,458) (0.04) 3,125,939	- (3,696,142) (0.05) 4,539,627	- (3,072,048) (0.04) 1,944,604	- (1,864,893) (0.03) 2,732,287

Description	3Q 2007	2Q 2007	1Q 2007	4Q 2006
Revenue Income (loss) for the quarter Income (loss) per share Mineral property expenditures	- (1,335,021) (0.02) 2,309,701	- (1,324,992) (0.02) 3,719,941	- (1,008,105) (0.02) 1,869,602	- (80,876) (0.01) 850,285

The two largest components of the current quarter loss represent non-cash activities: stock-based compensation charges of $1,317,851 (previous quarter: $2,116,541), representing about 47% of the loss, and an unrealized loss on marketable securities held of $652,939 (previous quarter: $794,115), or 23%. Recent personnel additions and a two-year vesting period have resulted in large quarterly charges that can be expected to continue in the near future. Stock market volatility continues to erode the trading value of marketable securities held. Future quarterly marketable security write-downs are likely to be less if only because their current carrying value approximates the amount of the current quarter write-down.

Amortization for the quarter is up by more than $30,000 from the previous quarter because of increased office space in the Vancouver office, a change in Newfoundland offices and increased equipment for the new and increased office spaces.

Wages and salaries are down for the quarter because of the seasonality of certain employees.

Investor relations expenses are up almost $50,000 from the previous quarter primarily because of an increased number of conferences the Company attended and an increased number of presentations made by the Company.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2008, the Company had cash and cash equivalents of $3,938,359 (April 30, 2007 - $14,311,417) and working capital of $4,068,141 (April 30, 2007 - $15,390,704). Subsequent to January 31, 2008, the Company announced plans to raise gross proceeds of approximately $15,000,000 from the sale of 7,250,000 units at $1.38 and 3,226,000 flow-through shares at $1.55 by way of an underwritten offering expected to close by March 31, 2008. After completion of the offering as contemplated, the Company should have sufficient funds for operations for at least the next 12 months.

The Company’s authorized capital consists of unlimited number of common shares without par value. At January 31, 2008 and March 6, 2008 the Company had 73,020,825 (April 30, 2007 – 70,912,072) issued and outstanding common shares.

At January 31, 2008, the Company had 9,743,000 stock options outstanding (April 30, 2007 – 8,981,984), with exercise prices ranging from $0.25 – $3.10, and at March 6, 2008 the Company had 9,368,000 stock options outstanding.

The Company had no warrants outstanding as at January 31 or March 6, 2008.

During the three month period ended January 31, 2008, shares were issued as follows:

  467,650 shares on the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $1,092,582. An amount of $288,016 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  62,500 shares on the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $78,830.

  100,000 shares @ $2.44 as partial consideration for the Otter and Portage Lakes property.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

RELATED PARTY TRANSACTIONS

During the quarter ended January 31, 2008, the Company:

  incurred management fees of $18,750 (2007: $Nil) to a private company controlled by an officer of the Company.

  incurred independent directors’ fees of $31,500 (2007 - $14,000).

  incurred geological consulting fees of $2,550 (2007 – $Nil) to a private company owned by a director. Included in payables and accrued liabilities as at January 31, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

  Entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private company that has a director in common. Office rent of $18,264 (2007: Nil) was paid to this company during the quarter.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

SUBSEQUENT EVENTS

Subsequent to January 31, 2008, the Company:

  granted stock options to purchase 100,000 shares at $1.41 per share on or before February 21, 2013.

  cancelled 475,000 stock options.

  entered into an agreement with Canaccord Capital Corporation, under which Canaccord has agreed to buy from the Company 7,250,000 non-flow-through units and 3,226,000 flow-through common shares of the Company at an issue price of $1.38 per unit and $1.55 per flow-through share for gross proceeds to the Company of $15,005,300. Each unit will consist of one common share and one transferable common share purchase warrant. Each warrant will entitle the holder thereof to purchase one common share at a price of $2.00 expiring 18 months from the closing of the offering.

  The Company will grant Canaccord an option to purchase additional units and flow-through shares in any combination of units and flow-through shares to raise additional gross proceeds of up to 15% of the offering exercisable up to 30 days following the closing of the offering, to cover overallotments, if any. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the units and flow-through shares for distribution.

  The net proceeds of the offering will be used for exploration and development of the Company's mineral projects and general corporate purposes. Closing is expected on or about March 31, 2008.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $71,067; 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

OUTLOOK

The current work program on the Golden Promise gold property is the final one before Crosshair begins to take formal steps to spin out its Golden Promise, South Golden Promise and Victoria Lake properties into a new public company. It is currently management’s intention to call a special meeting of shareholders in early 2008 to obtain shareholder approval to the proposed transaction, which will also be subject to regulatory approval.

The Company intends to continue the current extensive exploration program on its CMB uranium properties in Newfoundland and Labrador throughout the winter.

The Company’s objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities.

Labrador’s Nunatsiavut Government has announced that it is considering a Bill that would place a moratorium on uranium mining for the next 3 years on Inuit land it governs. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium, if implemented, is not expected to materially affect the Company’s operations or prospects. Should such a moratorium be imposed, a negative impact on market sentiment toward the area may develop, making it more difficult to raise capital required for the Company.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2008
Containing information up to and including March 6, 2008

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of January 31, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended January 31, 2008 that have affected, or which are reasonably likely to materially affect, its internal controls over financial reporting.

APPROVAL

The Board of Directors of Crosshair Exploration and Mining Corp. have approved the disclosures contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.